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                                                                    EXHIBIT 23

                        CONSENT OF INDEPENDENT AUDITORS

     We consent to the incorporation by reference in this Annual Report (Form 10-K) of Cerulean Companies, Inc. of our report dated February 6, 1997, included in the 1996 Annual Report to Shareholders of Cerulean Companies, Inc.

     Our audits also included the financial statement schedules of Cerulean Companies, Inc. listed in Item 14(a). These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.


                                                 /s/ Ernst & Young LLP


February 6, 1997
Atlanta, Georgia

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